[INFOLOGIX LETTERHEAD]

May 6, 2008

Mark P. Shuman

Branch Chief – Legal

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	InfoLogix, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed February 11, 2008
File No. 333-147569

Amendment No. 1 to Registration Statement on Form S-3
Filed February 11, 2008
File No. 333-147758

Dear Mr. Shuman:

InfoLogix, Inc. (the “Company”) has carefully considered each of the comments in your letter dated March 12, 2008, and on behalf of the Company, I respectfully provide the Company’s responses to your comments below.  For your convenience, the text of each comment is reproduced below before the applicable response.  In order to facilitate your review, enclosed please find amendments to the Company’s registration statements on Form S-3 marked to show changes from the filings made by the Company on February 11, 2008.

Part II

Undertakings

1.              We refer to prior comment 5 from our letter dated December 27, 2007, and we note that you have amended your filings to include the undertakings required by Items 512(a)(5)(ii) and 512(e) of Regulation S-K.  However, we are unable to locate the undertakings required by Item 512(b).  Since both of your registration statements incorporate subsequent Exchange Act documents by reference, we continue to believe that they should also include the Item 512(b) undertakings.  Please revise your filings accordingly, or advise why you believe these undertakings are not required.

The Company has revised the registration statements to conform with the comment.  Please review the Company’s pre-effective amendments to the registration statements as filed with the Securities and Exchange Commission on May 6, 2008.

Exhibits

Legal Opinions of Drinker Biddle & Reath LLP

2.              Please have counsel provide an updated opinion for each of your registration statements that is dated as of a date as close as possible to the effective date of the applicable registration statement.  Further, we note that the opinion of Drinker Biddle & Reath dated November 21, 2007, for the registration statement assigned file no. 333-147569, states that is relates to 8.5 million shares, whereas the amended registration statement covers only 7,476,250 shares.  Please ensure that each updated opinion relates to the same number of shares being registered for resale under the corresponding registration statement.  In addition, please confirm that the references to the Delaware General Corporation Law are intended to encompass other Delaware statutory provisions as well as all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

Please see the opinion of Drinker Biddle & Reath LLP filed as Exhibit 5.1 to the Company’s pre-effective amendments to the registration statements as filed with the Securities and Exchange Commission on May 6, 2008 and the letter of Drinker Biddle & Reath LLP to the Securities and Exchange Commission dated May 6, 2008.

In connection with the responses to your comments set forth above, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions about any of the Company’s responses to your comments or require further explanation, please do not hesitate to contact me at (215) 604-0691 extension 1193 or John A. Roberts, the Company’s Chief Financial Officer, at (215) 604-0691 extension 1102.

Sincerely,

David T. Gulian
President and Chief Executive Officer

Enc.

cc:	Katherine Wray, United States Securities and Exchange Commission
Stephen T. Burdumy, Drinker Biddle & Reath LLP